PROCOPIO
12544 High Bluff Drive
Suite 300
San Diego, CA 92130
T. 858.720.6300
F. 619.235.0398

AUSTIN
DEL MAR HEIGHTS
PHOENIX
SAN DIEGO
SILICON VALLEY

January 22, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	One Stop Systems, Inc. | Preliminary Price Range
Registration Statement on Form S-1 (File No. 333-222121)

Dear Ms. Collins:

This letter is furnished supplementally on behalf of One Stop Systems, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”) and oral comments received from the Commission on January 19, 2018. As set forth in the Company’s Amendment No.1 to Registration Statement (the “Amendment”), the Company presently estimates, based in part on information received by the lead underwriter, that the public offering price per share for the offering pursuant to the Registration Statement will be between $6.00 and $8.00 (the “Preliminary Price Range”), considering information currently available and current market conditions. To assist the staff (the “Staff”) of the Commission in its review, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the lead underwriter have not yet agreed to a final price for the offering.

The Company respectfully advises the Staff that the Company’s board of directors, with input from management, determined the estimated fair value of its common stock for its most recent grants of stock options for 200,000 shares on April 18, 2017 and 160,000 shares on July 11, 2017 to be $1.95 per share (the “Estimated Fair Value”). In coming to that determination, the Company considered several factors including a valuation report from an independent third-party firm that estimated the fair value of the Company’s common stock to be $1.95 per share as of December 31, 2016 (the “Valuation Report”). The Company did not sell any shares of common or preferred stock for cash between 2015 and 2017.

The Valuation Report was prepared using the following key assumptions:

◾	The estimated fair value of the Company was determined using a weighting of 50% of the income approach (discounted future cash flows) and 50% of the market approach (25% attributable to the guideline public company method and 25% attributable to the comparable market transaction method).

◾	An expected time to exit of 24 months was used, which resulted in a discount for lack of marketability of 21%.

◾	The Option-Pricing Method was used to allocate value across the Company’s equity structure.

Securities and Exchange Commission

January 22, 2018

In determining the estimated fair value of the Company’s common stock on April 18, 2017, the board of directors and management analyzed the key assumptions in the Valuation Report and determined that no substantive changes were necessary at this point in time. Specifically, the Company’s business was operating as planned, and thus, its estimated discounted future cash flows continued to represent reasonable estimates as of April 18, 2017. Further, there were no significant developments in potential exit scenarios for the Company during this period, and as a result, the expected time to exit of 24 months was deemed to still be reasonable. While the FTSE Russell 2000 Index climbed 2.5% during the first quarter of 2017, the Company does not believe that market revenue or EBITDA multiples changed significantly during this period, which would impact the guideline public company method and the comparable market transaction method. Lastly, as of April 18, 2017, the board of directors and management had not yet engaged in substantive IPO discussions and the Company had not yet taken any steps toward an IPO. As a result of the above, the board of directors and management believes that $1.95 was a reasonable estimate of the fair value of the Company’s common stock as of April 18, 2017.

To determine the estimated fair value of the Company’s common stock on July 11, 2017, the board of directors and management performed a thoughtful analysis similar to its April 18, 2017 analysis explained above. While the Company continued to operate close to plan through the second quarter of 2017, cash flows were weaker than expected and the Company experienced technical design issues on a product for a major defense industry customer. Also in the second quarter of 2017, the Company engaged an underwriter and securities counsel to assist it in completing an IPO. As of July 11, 2017, the Company had not yet retained a Chief Financial Officer with a public-company skill set, engaged a PCAOB registered accounting firm to perform the required audits of its financial statements or taken significant steps forward in the IPO process. The board of directors and management acknowledged the risk associated with an IPO that significant expenses will be incurred with no assurance that the Company will be able to raise funds through an IPO. The FTSE Russell 2000 Index climbed 5.0% during the first half of 2017, so the Company does not believe that market revenue or EBITDA multiples changed significantly from those utilized in the Valuation Report. In its final conclusion, and after considering all evidence that may increase the potential value of the Company and all evidence that may decrease the value of the Company, the board of directors and management concluded that $1.95 per share continued to represent a reasonable fair value for the Company’s common stock.

If the fair value of the Company’s common stock did indeed increase during the second quarter of 2017, we respectfully remind the Staff that, in our response to comment number 25 of the Staff’s letter to the Company dated December 6, 2017, we performed a sensitivity analysis with respect to the Company’s July 11, 2017 stock option grant. Based on our sensitivity analysis, we determined that if the fair value of our common stock increased from $1.95 per share at December 31, 2016 to $3.90 per share on July 11, 2018 (a 100% increase, which is extremely unlikely given the analysis in the preceding paragraphs), the aggregate value of the 160,000 stock options would increase from $137,488 to $274,992, or $45,834 per year and $11,459 per quarter.

As is typical in initial public offerings, the Preliminary Price Range was based in part on the lead underwriter’s quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent initial public offerings;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	an assumption that there would be a receptive public trading market for a high performance computing company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the Estimated Fair Value and the Preliminary Price Range is the result of the accretion in value of the Company’s common stock during the Company’s third and fourth calendar quarters which is primarily driven by the following factors:

•	The Company completed several critical steps towards completion of its IPO, including but not limited to hiring a Chief Financial Officer with a public-company skill set, completing the required PCAOB audits of its financial statements, and filing its Form S-1.

Securities and Exchange Commission

January 22, 2018

•	The Company’s recent positive trends with respect to its third quarter results and future projections. The Company’s third quarter revenues increased beyond original projections and the Company has continued to see an overall positive increasing trend in its business.

•	The Company was able to extend its borrowing capacity by $500,000 under its existing line of credit and obtain a waiver of non-compliance with certain covenants under its business loans thereby reducing cash flow burdens on the Company’s operations.

•	The Company positively resolved certain technical issues related to a design with a major defense industry customer resulting in a design win to the Company.

•	President Trump signed the “Tax Cuts and Jobs Act” into law on December 22, 2017, which lowered the corporate income rate from 35% to 21%.

•	Public offering market conditions have continued to grow more favorable since the most recent stock option grant date of July 11, 2017 and the trading multiples of comparable public companies have likewise increased. For example, the FTSE Russell 2000 Index increased by 13.0% from 1,413.05 on July 11, 2017 to 1,597.63 on January 19, 2018.

Management believes that, as set forth above, the estimated fair value of its commons stock as of April 18, 2017 and July 11, 2017 of $1.95 per share is reasonable in light of the Valuation Report and the currently expected $6.00 to $8.00 per share range in its IPO is justified based on market conditions and the accretion in value sustained since July 11, 2017.

****

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter. The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter or the Registration Statement to me at (858) 720-6322 or dennis.doucette@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Dennis J. Doucette
Dennis J. Doucette

cc:	Jan Woo, Securities and Exchange Commission
David Edgar, Securities and Exchange Commission
Edwin Kim, Securities and Exchange Commission
Steve Cooper, One Stop Systems, Inc.
John W. Morrison, Jr., One Stop Systems, Inc.
Michael T. Raymond, Dickinson Wright PLLC
Bradley J. Wyatt, Dickinson Wright PLLC